P.O. Box 87 Denver, Colorado 80201 MAIN (800) 955-9988 FAX (303) 534-5627

December 23, 2019

Via E-MAIL and EDGAR

Lauren Hamilton

Securities and Exchange Commission

200 Vesey Street #400

New York, NY 10281

Re:	Annual Report Dated August 31, 2019 of Shelton Funds (File Nos. 33-499, 811-4417)

Dear Ms. Hamilton:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with you on December 4, 2019 regarding the above referenced Annual Report of various series funds (the “Funds”) of Shelton Funds (the “Trust”). Where applicable, SCM will be amending the prospectus of the Funds (the “Prospectus”) in response to certain comments noted below.

Please see a summary of the Staff’s comments below, followed by responses on behalf of Shelton Funds.

1.	Comment: The principal risks in the Prospectus are currently listed in alphabetical order. Please put in order of significance.

Response: The Trust and Shelton Capital Management will revise the principal risks in the Prospectus to follow order of significance as of the January 1, 2020 annual update of the Prospectus.

2.	Comment: For future reports, include disclosures in the notes to the financial statements describing any collateral received or pledged pursuant to external master netting arrangements as required by ASC 210-20-55-14.

Response: The Trust undertakes to include the requested disclosures in future financial statements.

3.	Comment: With respect to the Form N-CEN filing of Shelton Funds on November 13, 2019, please amend the filing to include the independent auditor’s internal controls letter as a required exhibit.

Response: The auditor’s internal controls letter from Tait Weller & Baker LLP was submitted as an exhibit in amendment to the N-CEN filing made on December 23, 2019.

4.	Comment: With respect to N-CSR filing on October 31, 2019, amend the filing as follows:
a.	Include the Code of Ethics as an exhibit per Item 2F.
b.	Update information relating to non-audit fees billed by the registrant’s accountant per Item 4G. The filing reflects information for fiscal years 2017 and 2018 and should be amended to reflect the most current two fiscal years including 2019.

Response: The Code of Ethics was submitted as an exhibit in amendment to the N-CSR filing made on December 20, 2019. Additionally, in the amendment the information relating to non-audit fees has been updated through the most recent fiscal year ending 2019.

5.	Comment: For The United States Treasury Trust, provide any required disclosure on the website under Rule 2a-7(h)(10)(iii) in respect of affiliate financial support of the Fund in relation to potential negative yield for the fiscal year ending August 31, 2018.

Response: The reference in footnote (d) to the “After expense reimbursements” line of the financial highlights of the annual report of the Fund dated August 31, 2018, which reads “ Includes negative yield waiver adjustment” refers to an adjustment to routine waivers of advisory fees made during that period. The Trust’s understanding is that routine waivers of advisory fees are not within the additional disclosures required in the SAI or on the website relating to “Financial Support Provided to Money Market Funds.”

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours.

/s/ Gregory T. Pusch

General Counsel & CCO